SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005,

Coca-Cola Hellenic Bottling Company S.A.
(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

1.               Press release of 15 February, 2005 – Results for the twelve months ended 31 December, 2004 (US GAAP)

Coca-Cola Hellenic Bottling Company S.A.

Results for the Full Year Ended December 31, 2004 (US GAAP)

HIGHLIGHTS FOR THE FULL YEAR

•  Volume of 1,404 million unit cases, 4% ahead of the same period in 2003,

•  Operating profit of €421.8 million (underlying* €434.7 million) versus €377.9 million,12% ahead of the same period in 2003,

•  Increase in net income to €272.1 million (underlying* €281.9 million) from €231.9 million, 17% increase compared to the same period in 2003.

FOURTH QUARTER HIGHLIGHTS

•  Volume of 326 million unit cases, 3% ahead of the same period in 2003,

•  Operating profit of €27.4 million (underlying* €40.3 million) versus €23.5 million, 17% ahead of the same period in 2003,

•  A net loss of -€1.1 million (underlying* €8.7 million) from net income €14.0 million in the same period in 2003.

* Reconciliation of GAAP and non-GAAP measures:

	Three Months Ended	Year Ended
	December 31, 2004	December 31, 2004
	(Euro in millions)

Operating profit	€27.4	€421.8
Restructuring charges	12.9	12.9
Underlying operating profit	40.3	434.7

Net income	€(1.1)	€272.1
Restructuring charges	12.9	12.9
Tax on restructuring charges	(3.1)	(3.1)
Underlying net income	€8.7	€281.9

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘I am pleased to report strong underlying earnings growth for Coca-Cola HBC with continued margin expansion despite challenging trading conditions. Although volume was softer than planned, our volume to value strategy including the pursuit of operational efficiency and better asset utilisation, resulted in improved underlying profitability and returns on invested capital.

Having completed a detailed review of our longer-term prospects, I am pleased to confirm that Coca-Cola HBC is well positioned to continue on its successful path of delivering strong, sustainable organic profit growth. Near-term, we expect a rebound in volume growth from 2004 levels. Despite higher raw material costs in 2005, our revenue growth and other cost saving initiatives should allow us to maintain our current gross margins. Longer-term, we continue to see exciting prospects, as past and future investment provide a robust platform for growth. Our continuing focus on broadening our beverage portfolio and optimising our execution is expected to deliver strong growth from our markets, as it has done since our inception in 2000. In recognition of our future prospects, we are proposing to raise our dividend by 40% for 2004, and will look to maintain our dividends within a pay-out ratio of 20-30% which approximates a Dividend Per Share (DPS) increase of 5% per annum.’

February 15, 2005

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on its website: www.coca-colahbc.com.

INQUIRIES:

Melina Androutsopoulou

Tel: +30 210 618 3308
Investor Relations Director	e-mail: melina.androutsopoulou@cchbc.com

Theodoros Varelas

Tel: +30 210 618 3181
Investor Relations Associate	e-mail: theodoros.varelas@cchbc.com

Thalia Chantziara

Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European press contact:

FD Greece

Tel: +30 210 725 8194
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US press contact:

FD US

Tel: +1 212 850 5600
Brian Maddox	e-mail: bmaddox@fd-us.com
Jim Olecki	e-mail: jolecki@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the Full Year 2004 results on Tuesday February 15, 2005 at 4:00 pm Athens Time (2:00 pm London Time, 9:00 am New York Time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that involve risks and uncertainties.  These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, budgets, projected levels of consumption and production, projected costs, future taxation, the impact of our restructuring efforts, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Year Ended
	December 31, 2004	December 31, 2003
	(Euro in millions, except per share data)

Net sales revenue	€4,201.9	€4,017.5
Cost of goods sold	(2,500.9)	(2,443.6)
Gross profit	1,701.0	1,573.9

Selling, delivery and administrative expenses	(1,279.2)	(1,196.0)
Operating profit	421.8	377.9

Interest expense	(66.9)	(64.7)
Interest income	6.6	11.5
Other income	5.6	4.9
Other expenses	(9.7)	(7.1)
Income before income taxes	357.4	322.5

Income tax expense	(77.4)	(83.9)
Share of income of equity method investees	5.2	4.3
Minority interests	(13.1)	(11.0)
Net income	€272.1	€231.9

Basic net income per share (in Euro):	€1.15	€0.98
Diluted net income per share (in Euro):	€1.14	€0.98

See notes to the consolidated financial statements

	Three Months Ended
	December 31, 2004	December 31, 2003
	(Euro in millions, except per share data)

Net sales revenue	€939.5	€902.4
Cost of goods sold	(581.8)	(576.5)
Gross profit	357.7	325.9

Selling, delivery and administrative expenses	(330.3)	(302.4)
Operating profit	27.4	23.5

Interest expense	(16.6)	(18.9)
Interest income	2.1	5.3
Other income	0.5	1.8
Other expenses	(5.2)	(6.5)
Income before income taxes	8.2	5.2

Income tax expense	(8.1)	9.5
Share of income of equity method investees	1.6	0.2
Minority interests	(2.8)	(0.9)
Net income (loss)	€(1.1)	€14.0

Basic and diluted net income per share (in Euro):	€—	€0.06

See notes to the consolidated financial statements

Coca Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	December 31, 2004	December 31, 2003
	(Euro in millions)
Assets
Current assets:
Cash and cash equivalents	€31.3	€35.5
Trade accounts receivable, less allowance of €31.8m in 2004 and €25.8m in 2003	507.8	482.3
Inventories	327.5	291.1
Receivables from related parties	59.2	57.2
Taxes receivable	22.0	12.8
Deferred income taxes	36.2	30.7
Prepaid expenses	47.7	51.2
Derivative assets	8.2	44.3
Other current assets	42.3	44.6
Total current assets	1,082.2	1,049.7

Property, plant and equipment:
Land	100.9	98.1
Buildings	727.8	675.7
Returnable containers	246.9	220.2
Production and other equipment	2,107.2	1,851.2
	3,182.8	2,845.2
Less accumulated depreciation	(1,266.2)	(1,027.4)
	1,916.6	1,817.8
Construction in progress	55.8	55.8
Advances for equipment purchases	25.1	14.5
	1,997.5	1,888.1

Investments in equity method investees	60.5	57.4
Deferred income taxes	0.7	0.5
Other tangible non-current assets	61.3	25.2
Franchise rights	1,987.4	1,948.4
Goodwill and other intangible assets	767.1	764.6
Total assets	€5,956.7	€5,733.9

See notes to the consolidated financial statements

Coca Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	December 31, 2004	December 31, 2003
	(Euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€76.0	€84.4
Accounts payable	190.4	189.8
Accrued expenses	363.8	335.8
Amounts payable to related parties	94.7	79.1
Deposit liabilities	142.0	142.8
Income taxes payable	84.9	82.2
Deferred income taxes	3.2	3.6
Derivative liabilities	6.2	4.5
Current portion of long-term debt	—	295.9
Current portion of capital lease obligations	15.0	10.8
Total current liabilities	976.2	1,228.9

Long-term debt, less current portion	1,424.6	1,302.9
Capital lease obligations, less current portion	32.5	30.8
Cross currency swap payables relating to borrowings	143.1	89.9
Deferred income taxes	622.7	656.0
Employee benefit obligations and other long term liabilities	133.2	115.1
Total long-term liabilities	2,356.1	2,194.7

Minority interests	63.4	54.0

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 238,260,129 shares (2003: 236,925,277) authorized, issued and outstanding	119.1	118.5
Additional paid-in capital	1,657.7	1,639.2
Deferred compensation	(0.9)	(0.9)
Retained earnings	716.8	492.1
Accumulated other comprehensive income	68.3	7.4
Total shareholders’ equity	2,561.0	2,256.3
Total liabilities and shareholders’ equity	€5,956.7	€5,733.9

See notes to the consolidated financial statements

Coca Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Year Ended
	December 31, 2004	December 31, 2003
	(Euro in millions)
Operating activities
Net income	€272.1	€231.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	283.4	272.9
Deferred income taxes	(35.7)	(5.6)
(Gains) losses on disposal of non-current assets	(6.3)	8.1
Impairment charges	3.6	—
Minority interests	13.1	11.0
Share of income of equity method investees	(5.2)	(4.3)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(25.3)	27.5
Inventories	(35.0)	(2.0)
Accounts payable and acrued expenses	25.0	39.9
Net cash provided by operating activities	489.7	579.4

Investing activities
Purchases of property, plant and equipment	(354.4)	(340.7)
Proceeds from disposals of property, plant and equipment	21.0	14.9
Cash payments for acquisitions, net of cash acquired	(3.1)	(90.7)
Proceeds from sale of trademarks	8.6	7.6
Net proceeds from sale of investments and other assets	6.2	(0.3)
Net cash used in investing activities	(321.7)	(409.2)

Financing activities
Proceeds from issuance of debt	725.9	1,116.8
Payments on debt	(854.5)	(814.3)
Proceeds from issue of shares	19.2	3.4
Payments on capital lease obligations	(11.7)	(10.7)
Return of capital to shareholders	(0.4)	(472.9)
Dividends paid	(52.5)	(50.0)
Net cash used in financing activities	(174.0)	(227.7)

Effect of exchange rates on cash	1.8	(8.3)
Net decrease in cash and cash equivalents	(4.2)	(65.8)

Cash and cash equivalents at beginning of year	35.5	101.3
Cash and cash equivalents at end of year	€31.3	€35.5

See notes to the consolidated financial statements

Coca Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

	Ordinary Shares		Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Number of Shares	Amount
	(millions)			(Euro in millions)
As at December 31, 2002	236.7	73.4	2,154.0	(0.5)	305.2	181.1	2,713.2

Net income for the year ended December 31, 2003	—	—	—	—	231.9	—	231.9
Currency translation adjustment, net of applicable income taxes of €0.7m	—	—	—	—	—	(168.5)	(168.5)
Change in minimum pension liability, net of applicable income taxes of €3.3m	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of €0.9m	—	—	—	—	—	3.4	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income tax benefit of €1.1m	—	—	—	—	—	(2.0)	(2.0)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.4m	—	—	—	—	—	0.8	0.8
Comprehensive income							58.2
Capitalisation of reserves, increasing the par value of shares from € 0.31 to € 2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from € 2.50 to € 0.50 and capital return to shareholders	—	(473.3)	—	—	—	—	(473.3)
Shares issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	0.2	(0.4)	—	—	(0.2)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)

As at December 31, 2003	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3

Net income for the year ended December 31, 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of € 8.2m	—	—	—	—	—	68.5	68.5
Change in minimum pension liability, net of applicable income taxes of € 0.7m	—	—	—	—	—	(3.4)	(3.4)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.1m	—	—	—	—	—	0.3	0.3
Change in fair value of derivatives, net of applicable income taxes of € 0.6m	—	—	—	—	—	(11.4)	(11.4)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of € 0.7m	—	—	—	—	—	6.9	6.9
Comprehensive income	—	—	—	—	—	—	333.0
Shares issued to employees exercising stock options	1.4	0.6	18.5	—	—	—	19.1
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)
	—	—	—	—	—	—	—
As at December 31, 2004	238.3	119.1	1,657.7	(0.9)	716.8	68.3	2,561.0

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements – unaudited

1.             BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2003.

2.             ADOPTION OF NEW ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (‘FIN No. 46’). In December 2003, the FASB released a revised version of FIN No. 46 (‘FIN No. 46R’) clarifying certain aspects of FIN No. 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation.  FIN No. 46 was effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46R were applied by the Company in 2004. As at December 31, 2004, these interpretations had no material effect on the Company’s financial statements.

In December 2003, the FASB released Statement No. 132 (revised) Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106 (“Statement No. 32 (revised)”). The Statement provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The Company adopted the Statement No. 132 (revised) for its domestic pension schemes and statutory termination obligations, for the year ended December 31, 2003 and for all remaining plans for the year ended December 31, 2004.

In December 2004, the FASB issued Statement No. 123 (Revised 2004) Share-Based Payments (‘Statement No. 123 (R)’) that require compensation costs related to share based payments to be recognised in the financial statements. Under the statement, the compensation cost is determined, based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25 Accounting for Stock Issued to Employees. The statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. The effective date for public companies is as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company uses the fair value method for disclosure and is therefore required to apply the modified prospective application method. Under this transition method, compensation cost is recognised on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in note 8. The Company has stock options and is currently evaluating the impact on the financial statements.

In November 2004, the FASB issued Statement No. 151 Inventory Costs –An Amendment to ARP No. 43 Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalisation. This statement is effective for inventory costs incurred after January 1,

2006 and is not expected to have a material impact on the Company’s results of operations and financial position.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“Statement No. 153”). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for exchanges of non-monetary assets that occur after January 1, 2006 and is not expected to have a material impact on the Company’s results of operations and financial position.

3.             INVENTORIES

Inventories consist of the following (in millions):

	December 31, 2004	December 31, 2003

Finished goods	€124.1	€107.5
Raw materials & work in progress	149.1	122.7
Consumables	53.2	57.4
Payments on account	1.1	3.5
	€327.5	€291.1

4.             RECENT ACQUISITIONS

On January 28, 2004, the Company completed the acquisition of the Croatian mineral water company Gotalka d.o.o.  The acquisition includes a production facility at Budinscina and the mineral water brand Bistra.  Total consideration for the acquisition was €7.2 million (excluding costs). The acquisition has resulted in the Company recording €5.6 million of goodwill and €0.4 million of water rights in its developing countries segment.

On December 30, 2003, the Company acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A. Cash consideration was €6.2 million, with assumption of debt of an additional €9.3 million.  The acquisition has resulted in the Company recording €7.6 million of goodwill and a trademark of €3.9 million in its established countries segment.  Tsakiris S.A. was a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange. Plias S.A. is related to the Company by way of some common shareholdings.

On October 2, 2003, the Company completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o., in a joint acquisition with The Coca-Cola Company.  Total consideration for the acquisition was €21.0 million (excluding costs), of which the Company’s share was €10.5 million. The acquisition has resulted in the Company recording €7.8 million of goodwill in its developing countries segment. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and further strengthens our presence in the Polish market.

On December 5, 2003, the Company completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with assumption of debt of an additional €6.4 million.  The acquisition has resulted in the Company recording €25.4 million of trademarks, €27.3 million of goodwill and €0.5 million of water rights in its established countries segment.

5.             FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with The Coca-Cola Company, trademarks and goodwill, predominantly arising from the recognition of deferred tax on the franchise rights and trademark values.

The Coca-Cola Company does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	December 31, 2004	December 31, 2003
Intangible assets not subject to amortization
Franchise rights	€1,987.4	€1,948.4
Goodwill	734.6	711.2
Minimum pension liability	2.0	2.5
Trademarks and other intangible assets	29.3	50.9
	2,753.3	2,713.0
Intangible assets subject to amortization
Water rights and customer lists	1.2	—
	€2,754.5	€2,713.0

The changes in the carrying amount of goodwill are as follows (in millions):

	Established Countries	Developing Countries	Emerging Countries	Total

Balance as at December 31, 2003	€587.3	€103.7	€20.2	€711.2
Current period acquisitions	—	5.8	0.5	6.3
Adjustment to goodwill arising from prior period acquisitions	7.5	1.8	—	9.3
Reduction of valuation allowance on net operating losses from acquisition of CCB plc	—	(2.4)	—	(2.4)
Foreign exchange differences	1.5	8.7	—	10.2
Balance as at December 31, 2004	€596.3	€117.6	€20.7	€734.6

6.             SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:                      Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:                       Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:                                 Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation, amortization and impairment charges.  Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Year Ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
Net sales revenue
Established countries	€490.9	€485.2	€2,244.9	€2,189.5
Developing countries	170.2	156.4	732.7	712.7
Emerging countries	278.4	260.8	1,224.3	1,115.3
	939.5	902.4	4,201.9	4,017.5

Cash operating profit
Established countries	48.1	60.5	368.5	361.2
Developing countries	15.9	8.5	105.0	96.6
Emerging countries	46.0	33.2	235.3	193.0
	110.0	102.2	708.8	650.8

Depreciation
Established countries	(34.7)	(38.1)	(119.1)	(117.1)
Developing countries	(17.8)	(16.6)	(64.4)	(63.1)
Emerging countries	(26.5)	(24.0)	(99.9)	(92.7)
	(79.0)	(78.7)	(283.4)	(272.9)

Impairment
Established countries	(3.6)	—	(3.6)	—
Developing countries	—	—	—	—
Emerging countries	—	—	—	—
	(3.6)	—	(3.6)	—

Operating profit
Established countries	9.8	22.4	245.8	244.1
Developing countries	(1.9)	(8.1)	40.6	33.5
Emerging countries	19.5	9.2	135.4	100.3
	27.4	23.5	421.8	377.9

Reconciling items
Interest expense			(66.9)	(64.7)
Interest income			6.6	11.5
Other income			5.6	4.9
Other expense			(9.7)	(7.1)
Income tax expense			(77.4)	(83.9)
Share of loss/income of equity method investees			5.2	4.3
Minority interests			(13.1)	(11.0)
Net income			€272.1	€231.9

	As at
	December 31, 2004	December 31, 2003
Total assets
Established countries	€3,486.2	€3,462.6
Developing countries	1,329.6	1,275.1
Emerging countries	1,149.6	1,035.6
Corporate / intersegment receivables	(8.7)	(39.4)
	€5,956.7	€5,733.9

7.             EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

In millions except for earnings per share

	Year Ended
	December 31, 2004	December 31, 2003
Numerator
Net income	€272.1	€231.9

Denominator
Basic	237.0	236.7
Dilutive effect of Stock Options	1.0	—
Diluted	238.0	236.7

8.             STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees.

The fair value of options granted in 2004 was estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options than using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model.

The following table (in millions except earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

	Year Ended
	December 31, 2004	December 31, 2003

Net income	€272.1	€231.9
Add: Stock option employee compensation expense included in net income, net of applicable income tax	—	0.2
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(4.3)	(6.3)

Pro forma net income	€267.8	€225.8

Earnings per share (Euro):
Basic - reported	1.15	0.98
Basic - pro forma	1.13	0.95

Diluted - reported	1.14	0.98
Diluted - pro forma	1.13	0.95

9.             RESTRUCTURING

During 2004, the Company recorded restructuring charges of €12.9 million before tax. This is comprised of €9.3 million of redundancy charges and €3.6 million of impairment charges recorded. The charges are recorded in selling, delivery and administration expenses. The charges relate to a series of steps designed to improve the group’s cost structure, including the consolidation of production and warehousing facilities in Republic of Ireland and Northern Ireland, Greece and Austria. The projects are ongoing, and we expect to incur further charges of approximately €50.0 million over the next two years in relation to these projects.

10.          CONTINGENCIES

There have been no significant changes in contingencies since 31 December 2003 (as described in the 2003 Annual Report) except for the below.

Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola Bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of a dominant position.

On 19 October 2004, the European Commission announced that it has accepted an undertaking as a basis for terminating its investigation. The Commission also advised that it intends to formalise the undertaking as a legally binding commitment. The undertaking will potentially apply in 27 European countries, applicable to those channels of distribution where The Coca-Cola Company-branded carbonated soft drinks account for over 40% of national sales and twice the nearest competitor’s share.

11.          NET DEBT

Net debt consists of the following (in millions):

	December 31, 2004	December 31, 2003

Long-term borrowings	€1,457.1	€1,333.7
Short-term borrowings	91.0	391.1
Cash and cash equivalents	(31.3)	(35.5)
Net debt	€1,516.8	€1,689.3

On July 12, 2004, the Company successfully completed a €500 million bond issue.  The issue was completed off the Euro Medium Term Note Programme and has a term of seven years. On the same date, the Company also announced the successful tender offer for €322 million of the outstanding debt under its €625 million 5.25% Eurobond which matures in June 2006.  Proceeds from the new Eurobond offering were used to finance the tender offer and partially to refund the maturity of the €300 million Eurobond in December 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

		By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:	February 16, 2005